Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

May 24, 2007

Kristi Marrone
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Collexis Holdings, Inc. Item 4.01 Form 8-K Filed March 20, 2007 File No. 333-115444
Dear Ms. Marrone:

We write on behalf of Collexis Holdings, Inc. (fka Technology Holdings, Inc.) (the “Company”) in response to Staff's letter of April 6, 2007 of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K for filed March 20, 2007 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Form 8-K/A (the “Amended 8-K”). We enclose with this letter a copy of the Amended 8-K, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the April 6, 2007 Comment Letter.

1.
PLEASE REVISE THE FORM TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED, AS REQUIRED BY ITEM 304(A)(1)(I) OF REGULATION S-B. IT IS NOT SUFFICIENT TO STATE THAT THE FORMER ACCOUNTING FIRM WAS TERMINATED, AS THAT WORDING IS UNCLEAR TO A READER. PLEASE INCLUDE A DATED LETTER FROM THE FORMER ACCOUNTANTS ADDRESSING THE REVISED DISCLOSURES.

In response to this comment, the Company revised the Amended 8-K as requested.

Very truly yours,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.